AR/S

04028873

THE NATIONAL
BANK of INDIANAPOLIS

2003
Annual Report

2003 Annual Report

Table of Contents

The National Bank of Indianapolis Corporation

The National Bank of Indianapolis Corporation owns all of the stock of The National Bank of Indianapolis, a national banking institution located in Indianapolis, Indiana. The Bank began operations in December 1993, and conducts its business through its downtown headquarters located at 107 North Pennsylvania Street in Indianapolis and seven other offices located in the Indianapolis metropolitan area.

The Bank provides a full range of deposit, credit, and money management services to its targeted market, which is small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations. The basic strategy of the Bank emphasizes the delivery of highly personalized services to the target client base with an emphasis on quick response and financial expertise.

Market Summary

Shares of the common stock of the Corporation are not traded on any national or regional exchange or in the over-the-counter market. Accordingly, there is no established market for the common stock. These are occasional trades as a result of private negotiations which do not always involve a broker or a dealer. The table below lists the high and low prices per share of which management is aware of during 2003 and 2004. There may have been other trades at other prices of which management is not aware. Management does not have knowledge of the price paid in all transactions and has not verified the accuracy of those prices that have been reported to it. Because of the lack of an established market for the common shares of the Company, these prices would not necessarily reflect the prices which the shares would trade in an active market.

	Price per Share			
Quarter	High		Low	
	2003	2002	2003	2002
First Quarter	$30.00	$25.50	$29.50	$25.50
Second Quarter	$31.00	$27.75	$30.75	$27.00
Third Quarter	$31.50	$28.00	$31.00	$28.00
Fourth Quarter	$31.88	$29.00	$30.88	$28.50

The Corporation had 651 shareholders on record as of April 28, 2004.

The Corporation has not declared or paid any cash dividends on its shares of common stock since its organization in 1993. The Corporation and the Bank anticipate that earnings will be retained to finance the Bank's growth in the immediate future. Future dividend payments by the Corporation, if any, will be dependent upon dividends paid by the Bank, which are subject to regulatory limitations, earnings, general economic conditions, financial condition, capital requirements, and other factors as may be appropriate in determining dividend policy.

Forward Looking Statements

This Annual Report contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, the Corporation's ability to effectively execute its business plans; changes in general economic and financial market conditions; changes in interest rates; changes in the competitive environment; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; losses, customer bankruptcy, claims and assessments; changes in banking regulations or other regulatory or legislative requirements affecting the Corporation's business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Selected Financial Information

The following table sets forth certain consolidated information concerning the Corporation for the periods and dates indicated and should be read in connection with, and is qualified in its entirety by, the detailed information and consolidated financial statements and related notes set forth in the Corporation's audited financial statements included elsewhere herein (in 000's), except per share data.

	Year Ended December 31				
	2003	2002	2001	2000	1999
Consolidated Operating Data:					
Interest income	$ 34,560	$ 35,095	$ 38,801	$ 35,319	$ 26,247
Interest expense	11,950	14,061	20,953	19,786	14,355
Net interest income	22,610	21,034	17,848	15,533	11,892
Provision for loan losses	1,200	1,500	1,440	1,440	1,010
Net income after provision for loan losses	21,410	19,534	16,408	14,093	10,882
Securities losses net	(37)	-	-	-	-
Other operating income	7,951	7,475	5,923	4,278	3,363
Other operating expenses	20,984	19,452	16,821	14,002	11,198
Income before income taxes	8,377	7,557	5,510	4,369	3,047
Federal and state income taxes	3,213	3,000	2,140	1,719	1,217
Net income	5,164	4,557	3,370	2,650	1,830
Consolidated Balance Sheet Data (at end of period):					
Total assets	$ 812,599	$ 726,514	$ 670,697	$ 533,767	$ 429,501
Total investment securities (including Stock in Federal Bank	125,247	117,485	39,049	89,379	55,660
Total loans	597,063	528,911	452,060	361,602	311,478
Allowance for loan losses	(8,030)	(7,227)	(5,987)	(4,701)	(3,393)
Deposits	637,537	544,343	506,125	410,434	345,008
Shareholders' equity	42,678	41,247	28,470	24,660	21,636
Weighted average shares outstanding	2,343	2,289	1,917	1,908	1,889
Per Share Data:					
Basic net income (loss) per common share (1)	$ 2.20	$ 1.99	$ 1.76	$ 1.39	$ 0.97
Cash dividends declared	0	0	0	0	0
Book value (2)	18.14	16.89	14.48	12.60	11.09
Other Statistics and Operating Data:					
Return on average assets	0.7%	0.7%	0.5%	0.6%	0.5%
Return on average equity	12.1%	12.2%	12.7%	11.4%	8.9%
Net interest margin (3)	3.1%	3.2%	3.0%	3.5%	3.2%
Average loans to average deposits	95.7%	90.8%	90.8%	90.3%	83.4%
Allowance for loan losses to loans at end of period	1.3%	1.4%	1.3%	1.3%	1.1%
Allowance for loan losses to non-performing loans	164.8%	223.8%	717.0%	518.8%	881.5%
Non-performing loans to loans at end of period	0.8%	0.6%	0.2%	0.3%	0.1%
Net charge-offs to average loans	0.1%	0.1%	0.0%	0.0%	0.1%
Number of offices	8	8	8	7	6
Number of full and part-time employees	180	176	165	144	127
Number of Shareholders of Record	645	647	634	640	619
Capital Ratios:					
Average shareholders' equity to average assets	5.6%	5.4%	4.3%	4.8%	5.1%
Equity to assets	5.3%	5.7%	4.2%	4.6%	5.0%
Total risk-based capital ratio (Bank only)	10.2%	10.1%	10.6%	11.1%	10.2%

(1) Based upon weighted average shares outstanding during the period.
(2) Based on Common Stock outstanding at the end of the period.
(3) Net interest income as a percentage of average interest-earning assets.

Management's Discussion and Analysis

The following discussion and analysis of the Corporation relates to the years ended December 31, 2003, 2002 and 2001 and should be read in conjunction with the Corporation's Consolidated Financial Statements and Notes thereto included elsewhere herein.

General

The primary source of The National Bank of Indianapolis' revenue is net interest income from loans and deposits, and fees from financial services provided to customers. Overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace tend to influence business volumes.

During 2003, interest rates reached record low levels resulting in an extraordinary volume of mortgage loan originations and sales. As a result, mortgage-related business contributed significantly to other operating income.

Results of Operations

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002 and Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

The Corporation's results of operations depend primarily on the level of its net interest income, its non-interest income and its operating expenses. Net interest income depends on the volume of and rates associated with interest earning assets and interest bearing liabilities which results in the net interest spread. The Corporation had net income of $5,164,200 for the year ended December 31, 2003 compared to net income of $4,556,836 for the year ended December 31, 2002 and net income of $3,370,043 for the year ended December 31, 2001. This change is primarily due to the growth of the Bank allowing for more interest earning assets and net interest income compared to the same period during 2002 and 2001, thereby offsetting more of the operating expenses.

The Bank experienced growth during the past three years. Total assets increased $86,084,341 or 11.8% to $812,598,814 for the year ended December 31, 2003 from $726,514,473 for the year ended December 31, 2002 and total assets increased from $670,697,090 for the year ended December 31, 2001. This growth is in part due to an increase in customers as a result of local bank mergers/consolidations and the addition of experienced corporate and private bankers to the staff.

Management's Discussion and Analysis (cont'd)

Net Interest Income

The following table details the components of net interest income for the years ended December 31, 2003, 2002, and 2001 (in 000's):

	Year ended December 31 2003	Year ended December 31 2002	$ Change	% Change	Year ended December 31 2002	Year ended December 31 2001	$ Change	% Change
Interest income:								
Interest and fees on loans	$ 31,010	$ 30,593	$ 417	1.4%	$ 30,593	$ 30,799	$ (206)	-0.7%
Interest on investment securities	3,020	3,683	(663)	-18.0%	3,683	6,154	(2,471)	-40.2%
Interest on federal funds sold	432	573	(141)	-24.6%	573	1,045	(472)	-45.2%
Interest on reverse repurchase agreements	98	245	(147)	-60.0%	245	803	(558)	-69.5%
Total interest income	34,560	35,094	(534)	-1.5%	35,094	38,801	(3,707)	-9.6%
Interest expense:								
Interest on deposits	7,668	9,145	(1,477)	-16.2%	9,145	13,920	(4,775)	-34.3%
Interest on repurchase agreements	381	752	(371)	-49.3%	752	3,156	(2,404)	-76.2%
Interest on FHLB advances	2,414	2,721	(307)	-11.3%	2,721	2,434	287	11.8%
Interest on long term debt	1,487	1,444	43	3.0%	1,444	1,443	1	0.1%
Total interest expense	11,950	14,062	(2,112)	-15.0%	14,062	20,953	(6,891)	-32.9%
Net interest income	$ 22,610	$ 21,032	$ 1,578	7.5%	$ 21,032	$ 17,848	$ 3,184	17.8%

The decrease in interest income is due to an overall lower interest rate environment in 2003 and 2002 which was the result of significant interest rate decreases by the Federal Reserve in 2001 as well as smaller decreases in 2002 and 2003. The following table shows the prime rate in effect as of each year end:

Date	Prime Rate
December 31, 2000	9.50%
December 31, 2001	4.75%
December 31, 2002	4.25%
December 31, 2003	4.00%

Net interest income increased for the year ended December 31, 2003 compared to the year ended December 31, 2002 and 2001. The overall increase between 2003 and 2002 was 7.5% and between 2002 and 2001 it was 17.8%. The overall increase was lower between 2003 and 2002 because of the overall lower interest rate environment. Due to the lower interest rate environment, there is a compression of the spread between the yield earned on loans and the yield paid on deposits.

Management's Discussion and Analysis (continued)

The following table details average balances, interest income / expense and average rates / yields for the Bank's earning assets and interest bearing liabilities for the years ended December 31, 2003, 2002 and 2001 (in 000's):

	2003			2002			2001		
	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield
Assets:									
Federal Funds	$ 39,961	$ 432	1.08%	$ 34,992	$ 573	1.64%	$ 27,630	$ 1,045	3.78%
Reverse Repurchase Agreements	10,986	98	0.89%	15,548	245	1.58%	28,178	803	2.85%
Investments	115,597	3,020	2.61%	130,832	3,683	2.82%	130,763	6,154	4.71%
Loans (gross)	562,587	31,010	5.51%	483,562	30,593	6.33%	403,365	30,799	7.64%
Total earning assets	$ 729,131	$ 34,560	4.74%	$ 664,934	$ 35,094	5.28%	$ 589,936	$ 38,801	6.58%
Non-earning assets	37,076			44,413			42,174		
Total assets	$ 766,207			$ 709,347			$ 632,110		
Liabilities:									
Interest bearing DDA	$ 69,194	$ 576	0.83%	$ 57,430	$ 574	1.00%	$ 48,646	$ 696	1.43%
Savings	275,108	3,764	1.37%	248,487	4,162	1.67%	193,111	6,694	3.47%
CD's under $100,000	54,146	1,752	3.24%	57,954	2,496	4.31%	62,361	3,625	5.81%
CD's over $100,000	40,430	1,186	2.93%	36,840	1,421	3.86%	40,177	2,326	5.79%
Individual Retirement Accounts	11,848	390	3.29%	10,885	492	4.52%	9,827	579	5.89%
Repurchase Agreements	71,352	381	0.53%	70,121	752	1.07%	92,603	3,156	3.41%
FHLB Advances/Other	46,052	2,414	5.24%	48,926	2,721	5.56%	41,393	2,434	5.88%
Subordinated Debt	1,145	43	3.76%	-	-	-	-	-	-
Long Term Debt	13,500	1,444	10.70%	13,500	1,444	10.70%	13,500	1,443	10.69%
Total Interest Bearing Liabilities	$ 582,775	$ 11,950	2.05%	$ 544,143	$ 14,062	2.58%	$ 501,618	$ 20,953	4.18%
Non-Interest Bearing Liabilities	136,846			116,295			88,130		
Other Liabilities	3,841			3,726			3,967		
Total Liabilities	$ 723,462			$ 664,164			$ 593,715		
Equity	42,745			45,183			38,395		
Total Liabilities & Equity	$ 766,207			$ 709,347			$ 632,110		
Recap:									
Interest Income		$ 34,560	4.74%		$ 35,094	5.28%		$ 38,801	6.58%
Interest Expense		11,950	2.05%		14,062	2.58%		20,953	4.18%
Net Interest Income/Spread		$ 22,610	2.69%		$ 21,032	2.69%		$ 17,848	2.40%
Contribution of Non-Interest Bearing Funds			0.41%			0.47%			0.63%
Net Interest Margin			3.10%			3.16%			3.03%

Average balances computed using daily actual balances.

Management's Discussion and Analysis (continued)

The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Corporation's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial average interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial average outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Net Interest Income Changes Due to Volume and Rates (in 000's):

	Year Ended December 31								
	2003 Changes from 2002			2002 Changes from 2001			2001 Changes from 2000		
	Net Change	Due to Rate	Due to Volume	Net Change	Due to Rate	Due to Volume	Net Change	Due to Rate	Due to Volume
Interest earning assets:									
Federal funds sold	$ (141)	$ (195)	$ 54	$ (472)	$ (593)	$ 121	$ (311)	$ (541)	$ 230
Reverse repurchase agreements	(147)	(106)	(41)	(558)	(359)	(199)	803	-	803
Investment securities	(663)	(265)	(398)	(2,471)	(2,473)	2	436	(1,465)	1,901
Loans	417	(3,939)	4,356	(206)	(5,280)	5,074	2,554	(2,953)	5,507
TOTAL	$ (534)	$ (4,505)	$ 3,971	$ (3,707)	$ (8,704)	$ 4,997	$ 3,482	$ (4,959)	$ 8,441
Interest bearing liabilities:									
Demand deposits	$ 2	$ (96)	$ 98	$ (122)	$ (210)	$ 88	$ (53)	$ (188)	$ 135
Savings deposits	(398)	(762)	364	(2,532)	(3,460)	928	(1,030)	(2,516)	1,486
CDs under $100,000	(744)	(621)	(123)	(1,129)	(939)	(190)	105	(51)	156
CDs over $100,000	(235)	(340)	105	(905)	(776)	(129)	114	(71)	185
Individual retirement accounts	(102)	(134)	32	(87)	(135)	48	61	(10)	71
Repurchase agreements	(371)	(378)	7	(2,404)	(2,163)	(241)	152	(1,180)	1,332
FHLB Advances	(307)	(156)	(151)	287	(132)	419	1,291	(43)	1,334
Subordinated debt	43	-	43	-	-	-	-	-	-
Long term debt	-	-	-	1	1	-	527	124	403
TOTAL	$ (2,112)	$ (2,487)	$ 375	$ (6,891)	$ (7,813)	$ 922	$ 1,167	$ (3,936)	$ 5,103
Net change in Net Interest Income	$ 1,578	$ (2,018)	$ 3,596	$ 3,184	$ (891)	$ 4,075	$ 2,315	$ (1,023)	$ 3,338

NOTE: Due to Rate Increase was calculated by taking the change in the rate times the prior year average balance.

Due to Volume Increase was calculated by taking the change in average balance times the prior year rate.

Average total loans for the year ended December 31, 2003 increased compared to the years ended December 31, 2002 and 2001. The increase in the average total loans was offset by the decrease in interest rates. The loan portfolio produces the highest yield of all earning assets. The increased loan growth is the result of new clients and the addition of experienced corporate bankers to the staff.

Investment portfolio income decreased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. The decrease is due to a lower interest rate environment in 2003 and 2002 compared to 2001 as well as a decrease in volume in 2003 as compared to previous years. The weighted average rate of the investment portfolio was 2.61% for the year ended December 31, 2003 compared to 2.82% and 4.71% for the years ended December 31, 2002 and 2001, respectively.

Interest on federal funds sold decreased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. The decrease is due to lower interest rates in 2003 compared to previous years. The weighted average rate was 1.08% for the year ended December 31, 2003 compared to a weighted average rate of 1.64% and 3.78% for the years ended December 31, 2002 and 2001, respectively. The average balance for federal funds sold increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001.

Interest on reverse repurchase agreements decreased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. The decrease is the result of a decrease in the average balance of reverse repurchase agreements for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. The decrease is also due to lower interest rates in 2003 as compared to previous years. The weighted average rate was approximately 0.89% for the year ended December 31, 2003 compared to a weighted average rate of 1.58% and 2.85% for the years ended December 31, 2002 and 2001, respectively.

Total interest expense decreased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. This decrease is due to low interest rates in 2003.

Total interest bearing liabilities for the year ended December 31, 2003 increased compared to the years ended December 31, 2002 and 2001. The average cost of interest bearing liabilities for the year ended December 31, 2003 was approximately 2.1% as compared of 2.6% for the year ended December 31, 2002 and 4.2% for the year ended December 31, 2001. This rate decrease is due to an overall interest rate decrease in the market and due to the run off of higher priced deposits being replaced by lower priced deposits.

Management's Discussion and Analysis (continued)

Provision for Loan Losses

The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of potential losses based upon internal credit evaluations of loan portfolios and particular loans. Most sectors of the economy are showing signs of improvement over last year. It has been our experience that improved economic strength generally will translate into better credit quality in the banking industry. Management believes that the quality of our loan portfolio continues to remain excellent and our reserves for loan losses are adequate. Loans are principally to borrowers in central Indiana.

	Twelve months ended December 31,				
	2003	2002	2001	2000	1999
Beginning of Period	$ 7,227,000	$ 5,986,965	$ 4,700,672	$ 3,392,587	$ 2,626,279
Provision for loan losses	1,200,000	1,500,000	1,440,000	1,440,000	1,010,000
Losses charged to the reserve					
Commercial	506,413	207,716	102,315	139,294	225,000
Real Estate	1,297	21,800	18,772	30,168	27,452
Installment	2,185	2,052	10,766	16,052	-
Credit Cards	26,922	53,661	46,468	12,351	-
	536,816	285,229	178,321	197,865	252,452
Recoveries					
Commercial	121,918	17,024	23,868	65,281	3,760
Real Estate	16,438	-	-	-	5,000
Installment	105	266	463	266	-
Credit Cards	950	7,974	283	403	-
	139,412	25,264	24,614	65,950	8,760
End of Period	$ 8,029,596	$ 7,227,000	$ 5,986,965	$ 4,700,672	$ 3,392,587
Allowance as a % of Loans	1.34%	1.37%	1.32%	1.30%	1.09%

Other Operating Income

The following table details the components of other operating income for the years ended December 31, 2003, 2002, and 2001 (in 000's):

	Year ended December 31		$	%	Year ended December 31		$	%
	2003	2002	Change	Change	2002	2001	Change	Change
Trust fees and commissions	$ 1,987	$ 2,323	$ (336)	-14.5%	$ 2,323	$ 2,052	$ 271	13.2%
Service charges and fees on deposit accounts	2,410	2,227	183	8.2%	2,227	1,650	577	35.0%
Building rental income	548	480	68	14.2%	480	474	6	1.3%
Net gain on sale of mortgage loans	1,056	706	350	49.6%	706	435	271	62.3%
Interchange income	542	526	16	3.0%	526	467	59	12.6%
Other	1,408	1,214	194	16.0%	1,214	844	370	43.8%
Total operating income	$ 7,951	$ 7,476	$ 475	6.4%	$ 7,476	$ 5,922	$ 1,554	26.2%

Other operating income increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. There are several components contributing to the overall increase.

Trust fees and commissions decreased for the year ended December 31, 2003 compared to the year ended December 31, 2002. The decrease is attributable to the overall decline in the stock and treasury markets and a change in accounting estimate related to the accrual of fees during 2003. Trust fees and commissions increased for the year ended December 31, 2002 compared to the year ended December 31, 2001. The increase is attributable to a general increase in the average trust fee charged which was offset by an overall decline in the stock and treasury markets.

Service charges and fees on deposit accounts increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. This increase is attributable to the increase in average demand deposit accounts for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001.

Building rental income increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. This is due to new tenants in the building in 2003 compared to the same period in the previous years.

Net gain on sale of mortgage loans increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. This is due to the ability to sell a bulk of mortgages that were generated during 2003 and 2002 as a result of lower interest rates. The Mortgage Division originated in excess of $100 million in mortgage loans during the year, while selling over $70 million to the secondary market.

Other Operating Expenses

The following table details the components of other operating expenses for the years ended December 31, 2003, 2002, and 2001 (in 000's):

	Year ended December 31 2003	Year ended December 31 2002	$ Change	% Change	Year ended December 31 2002	Year ended December 31 2001	$ Change	% Change
Salaries, wages and employee benefits	$ 12,122	$ 11,278	$ 844	7.5%	$ 11,278	$ 9,385	$ 1,893	20.2%
Occupancy expense	1,409	1,450	(41)	-2.8%	1,450	1,418	32	2.3%
Furniture and equipment expense	891	896	(5)	-0.6%	896	876	20	2.3%
Professional services	886	744	142	19.1%	744	851	(107)	-12.6%
Data processing	1,362	1,289	73	5.7%	1,289	1,186	103	8.7%
Business development	838	735	103	14.0%	735	662	73	11.0%
Valuation of allowance for mortgage servicing rights	345	261	84	32.2%	261	-	261	-
Other expenses	3,131	2,799	332	11.9%	2,799	2,443	356	14.6%
Total other operating expenses	$ 20,984	$ 19,452	$ 1,532	7.9%	$ 19,452	$ 16,821	$ 2,631	15.6%

Other operating expenses increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. Salaries, wages and employee benefits increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001. This increase is primarily due to the increase in the number of employees to 173 full time equivalents at December 31, 2003 from 167 full time equivalents at December 31, 2002 and from 153 full time equivalents at December 31, 2001.

Occupancy expense decreased slightly for the year ended December 31, 2003 compared to the year ended December 31, 2002 due to lower building maintenance and repair expense. Occupancy expense increased slightly for the year ended December 31, 2002 compared to the year ended December 31, 2001 due to the opening of a new banking office in Greenwood in October 2001.

Furniture and equipment expense decreased slightly for the year ended December 31, 2003 compared to the year ended December 31, 2002 primarily due to decreases in expenses related to fully depreciated assets at the older banking centers and main office. Furniture and equipment expense increased slightly for the year ended December 31, 2002 compared to the year ended December 31, 2001 due to the additional expense associated with opening of a new banking office offset by decreases in expenses related to fully depreciated assets at the older banking centers and main office.

Professional services expense increased for the year ended December 31, 2003 compared to the year ended December 31, 2002 primarily due to additional expense incurred for legal fees related to troubled loans and accounting fees related to new regulations mandated by the Sarbanes-Oxley Act of 2002. Professional services expense decreased for the year ended December 31, 2002 compared to the year ended December 31, 2001 due to lower courier service costs.

Data processing expenses increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001 primarily due to increased service bureau fees relating to increased transaction activity by the Bank and trust department.

Business development expenses increased for the year ended December 31, 2003 compared to the years ended December 31, 2002 and 2001 due to increased customer entertaining and public relations expense.

During the third quarter of 2002, a valuation reserve of $88,000 was established for the mortgage servicing rights ("MSRs") asset. There were many refinances and the Corporation had increased mortgage sales due to the overall lower interest rates in 2002 and 2003. In a low rate environment, mortgage loan refinancings generally increase, causing actual and expected loan prepayments to increase, which drives down the estimated carrying value of existing MSRs. For the year ended December 31, 2003, there was additional expense recorded against the valuation reserve.

Tax (Benefit)/Expense

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5% in the computation of tax expense. The provision for income taxes consisted of the following:

	2003	2002	2001
Current tax expense	$3,592,053	$3,636,852	$2,646,904
Deferred tax benefit	(379,263)	(636,573)	(506,348)
	$3,212,790	$3,000,279	$2,140,556

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for the estimated tax effects attributable to deductible temporary differences and operating loss carryforwards, net of any valuation allowances for amounts which may not be realized by the Corporation.

The components of the Corporation's net deferred tax assets in the consolidated balance sheet as of December 31 are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$3,180,523	$2,862,615
Other	706,760	598,320
Total deferred tax assets	3,887,283	3,460,935
Deferred tax liability:		
Mortgage servicing rights	(356,080)	(308,995)
Other	(7,266)	(341,548)
Total deferred tax liabilities	(363,346)	(650,543)
Net deferred tax assets	$3,523,937	$2,810,392

Effects of Inflation

Inflation can have a significant effect on the operating results of all industries. This is especially true in industries with a high proportion of fixed assets and inventory. However, management believes that these factors are not as critical in the banking industry. Inflation does, however, have an impact on the growth of total assets and the need to maintain a proper level of equity capital.

Interest rates are significantly affected by inflation, but it is difficult to assess the impact since neither the timing nor the magnitude of the changes in the various inflation indices coincides with changes in interest rates. There is, of course, an impact on longer-term earning assets; however, this effect continues to diminish as investment maturities are shortened and interest-earning assets and interest-bearing liabilities shift from fixed rate, long-term to rate-sensitive, short-term.

Liquidity and Interest Rate Sensitivity

The Corporation must maintain an adequate liquidity position in order to respond to the short-term demand for funds caused by withdrawals from deposit accounts, extensions of credit and for the payment of operating expenses. Maintaining an adequate liquidity position is accomplished through the management of the liquid assets - those which can be converted into cash - and access to additional sources of funds. The Corporation must monitor its liquidity ratios as established in the Asset/Liability ("ALCO") Committee Policy. In addition, the Corporation has established a contingency funding plan to address liquidity needs in the event of depressed economic conditions. The liquidity position is continually monitored and reviewed by ALCO.

The Corporation has many sources of funds available, they include: overnight federal funds sold, investments available for sale, maturity of investments held for sale, deposits, Federal Home Loan Bank ("FHLB") advances, and issuance of debt. Funding sources did not change significantly during 2003. Deposits are the most significant funding source and loans are the most significant use of funds for the years ended December 31, 2003, 2002, and 2001. The Corporation maintains a $5,000,000 revolving credit agreement with Harris Trust and Savings Bank to provide additional liquidity support to the Bank, if needed. There were no borrowings under this agreement at December 31, 2003 or 2002.

Primary liquid assets of the Corporation are cash and due from banks, federal funds sold, investments held as available for sale, and maturing loans. Federal funds sold represent the Corporation's primary source of immediate liquidity and were maintained at a level adequate to meet immediate needs. Federal funds sold averaged approximately $40,000,000, $35,000,000 and $28,000,000 for the twelve months ended December 31, 2003, 2002 and 2001 respectively. Reverse repurchase agreements may serve as a source of liquidity, but are primarily used as collateral for customer balances in overnight repurchase agreements. Maturities in the Corporation's loan and investment portfolios are monitored regularly to avoid matching short-term deposits with long-term loans and investments. Other assets and liabilities are also monitored to provide the proper balance between liquidity, safety, and profitability. This monitoring process must be continuous due to the constant flow of cash which is inherent in a financial institution.

The Corporation's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events or uncertainties that may result in a significant adverse effect on the Corporation's liquidity position.

The Corporation actively manages its interest rate sensitive assets and liabilities to reduce the impact of interest rate fluctuations. At December 31, 2003, the Corporation's rate sensitive assets exceeded rate sensitive liabilities due within one year by $6,250,723. At December 31, 2002, the Corporation's rate sensitive liabilities exceeded rate sensitive assets due within one year by $2,113,011.

The purpose of the Bank's Investment Committee is to manage and balance interest rate risk, to provide a readily available source of liquidity to cover deposit runoff and loan growth, and to provide a portfolio of safe, secure assets of high quality that generate a supplemental source of income in concert with the overall asset/liability policies and strategies of the Bank.

The Bank holds securities of the U.S. Government and its agencies along with asset-backed securities, collateralized mortgage obligations, municipals, and Federal Home Loan Bank and Federal Reserve Bank stock. In order to properly manage market risk, credit risk and interest rate risk, the Bank has guidelines it must follow when purchasing investments for the portfolio and adherence to these policy guidelines are reported monthly to the board of directors.

A portion of the Bank's investment securities consist of asset-backed securities (in previous years) and collateralized mortgage obligations. The Bank limits the level of these securities that can be held in the portfolio to a specified percentage of total average assets. Also, asset-backed securities collateralized by receivables other than mortgages will not have a stated final maturity greater than seven years. In addition, only credit card receivables or mortgage-related securities rated "AA" or better by Standard & Poor's or an equivalent rating by another rating agency, will be purchased.

All mortgage-related securities must pass the FFIEC stress test. This stress test determines if price volatility under a 200 basis point interest rate shock for each security exceeds a benchmark 30 year mortgage-backed security. If the security fails the test, it is considered high risk and the Bank will not purchase it. All mortgage-related securities purchased and included in the investment portfolio will be subject to the FFIEC test as of December 31 each year to determine if they have become high risk holdings. If a mortgage-related security becomes high risk, it will be evaluated by the Bank's Investment Committee to determine if the security should be liquidated. At December 31, 2003, the Bank did not hold any high risk mortgage-related securities and at December 31, 2002, the Bank held one high risk mortgage-related security.

The Bank's investment portfolio also consists of bank-qualified municipal securities. Municipal securities purchased are limited to the first three (3) grades of the rating agencies. The grade is reviewed each December 31 to verify that the grade has not deteriorated below the first three (3) grades. The Bank may purchase non-rated general obligation municipals, but the credit strength of the municipality must be evaluated by the Bank's Credit Department. Generally, municipal securities from each issuer will be limited to $1 million, never to exceed 10% of the Bank's tier 1 capital and will not have a stated final maturity date of greater than ten (10) years.

The average yield on the Bank's investment portfolio is as follows as of December 31,

	2003	2002	2001
U.S. Treasuries	1.99%	2.47%	5.41%
U.S. Government agencies	2.72%	2.85%	5.37%
Collateralized mortgage obligations	1.87%	3.31%	5.35%
Municipals	7.32%	7.32%	7.32%
Other securities	1.91%	2.14%	3.72%

With the exception of securities of the U.S. Government and U.S. Government agencies and corporations, the Corporation had no other securities with a book or market value greater than 10% of shareholders' equity as of December 31, 2003, 2002 and 2001.

Management's Discussion and Analysis (continued)

The following is a summary of available-for-sale securities and held-to-maturity securities:

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2003				
U.S. Treasury securities	$ 21,840,685	$ 5,646	$ 954	$ 21,845,377
U.S. Government agencies	93,904,140	829,297	815,799	93,917,638
Collateralized mortgage obligations	99,203	154	-	99,357
	$115,844,028	$ 835,097	$ 816,753	$ 115,862,372
December 31, 2002				
U.S. Treasury securities	$ 2,100,309	$ 13,230	$ 275	$ 2,113,264
U.S. Government agencies	79,930,066	845,676	-	80,775,742
Collateralized mortgage obligations	1,097,683	3,646	-	1,101,329
	$ 83,128,058	$ 862,552	$ 275	$ 83,990,335
December 31, 2001				
U.S. Treasury securities	$ 2,113,700	$ 12,385	$ -	$ 2,126,085
U.S. Government agencies	23,262,121	88,863	-	23,350,984
Collateralized mortgage obligations	1,775,838	3,578	11	1,779,405
	$ 27,151,659	$ 104,826	$ 11	$ 27,256,474

	Held-to-Maturity Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2003				
Municipals	$ 5,576,468	$ 531,499	$ -	$ 6,107,967
Other securities	250,000	7,082	-	257,082
	$ 5,826,468	$ 538,581	$ -	$ 6,365,049
December 31, 2002				
Collateralized mortgage obligations	$ 24,333,493	$ 339,440	$ 12,644	$ 24,660,289
Municipals	5,534,243	552,233	-	6,086,476
Other securities	225,000	10,391	-	235,391
	$ 30,092,736	$ 902,064	$ 12,644	$ 30,982,156
December 31, 2001				
Collateralized mortgage obligations	$ 2,696,147	$ 6,816	$ 21,832	$ 2,681,131
Municipals	5,494,504	184,573	-	5,679,077
Other securities	200,000	1,925	1,028	200,897
	$ 8,390,651	$ 193,314	$ 22,860	$ 8,561,105

Management's Discussion and Analysis (continued)

As part of managing liquidity, the Corporation monitors its loan to deposit ratio on a daily basis. At December 31, 2003 the ratio was 93.7 percent and as of December 31, 2002 the ratio was 97.2 percent which is within the Corporation's acceptable range.

The following table shows the composition of the Bank's loan portfolio as of the dates indicated (in 000's):

	December 31,									
	2003		2002		2001		2.000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
TYPES OF LOANS										
Commercial	$ 221,846	37.2%	$ 182,994	34.6%	$ 150,101	33.2%	$ 166,881	34.2%	$ 135,897	43.6%
Construction	35,305	5.9%	21,107	4.0%	17,027	3.8%	8,733	2.4%	14,472	4.6%
Commercial Mortgage	120,135	20.1%	113,399	21.4%	82,256	18.2%	53,095	14.7%	34,726	11.1%
Residential Mortgage	183,095	30.7%	163,034	30.8%	151,874	33.6%	116,064	37.8%	109,787	35.3%
Installment	25,183	4.2%	35,934	6.8%	37,493	8.3%	2,320	6.9%	2,084	0.7%
Credit Card	2,360	0.4%	2,056	0.4%	1,811	0.4%	1,709	0.5%	1,556	0.5%
Other	9,139	1.5%	10,387	2.0%	11,498	2.5%	12,800	3.5%	12,956	4.2%
Total - Gross	$ 597,063	100.0%	$ 528,911	100.0%	$ 452,060	100.0%	$ 361,602	100.0%	$ 311,478	100.0%
Allowance	(8,030)		(7,227)		(5,987)		(4,701)		(3,393)	
Total - Net	$ 589,033		$ 521,684		$ 446,073		$ 356,901		$ 308,085	

The following table shows the composition of the commercial loan category by industry type as of the dates indicated (in $000's):

	December 31,					
	2003		2002		2001	
Type	Amount	%	Amount	%	Amount	%
Agriculture, Foresty & Fishing	$ 1,297	0.6%	$ -	0.0%	$ -	0.0%
Mining	1,939	0.9%	794	0.4%	2,291	1.5%
Utilities	-	0.0%	-	0.0%	-	0.0%
Construction	17,480	7.9%	13,814	7.5%	9,127	6.1%
Manufacturing	18,996	8.6%	12,139	6.6%	10,964	7.4%
Wholesale Trade	26,778	12.1%	21,649	11.8%	19,535	13.1%
Retail Trade	6,387	2.9%	11,372	6.2%	7,561	5.0%
Transportation	5,423	2.4%	4,544	2.5%	2,425	1.6%
Information	1,348	0.6%	1,464	0.8%	2,878	1.9%
Finance & Insurance	6,066	2.7%	5,275	2.9%	6,808	4.5%
Real Estate and Rental & Leasing	38,430	17.3%	29,602	16.2%	22,645	15.1%
Professional, Scientific & Technical Services	33,808	15.2%	22,788	12.5%	11,475	7.6%
Management of Companies & Enterprises	-	0.0%	-	0.0%	-	0.0%
Administrative and Support, Waste Management & Remediation Services	1,180	0.5%	1,254	0.7%	1,333	0.9%
Educational Services	2,760	1.2%	1,966	1.1%	1,893	1.3%
Health Care & Social Assistance	19,912	9.0%	15,932	8.7%	12,338	8.2%
Arts, Entertainment & Recreation	1,628	0.7%	2,835	1.5%	2,394	1.6%
Accommodation & Food Services	10,752	4.8%	10,385	5.7%	7,869	5.2%
Other Services	27,662	12.5%	27,183	14.9%	28,565	19.0%
	$ 221,846	100.0%	$ 182,994	100.0%	$ 150,101	100.0%

Management's Discussion and Analysis (continued)

The following table shows the composition of the Bank's deposit portfolio as of the dates indicated (in 000's):

	December 31					
	2003		2002		2001	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
TYPES OF DEPOSITS						
Demand	$ 138,087	26.52%	$ 137,576	31.04%	$ 94,874	23.82%
MMDA/Savings	382,574	73.48%	305,605	68.96%	303,375	76.18%
Total Demand Deposits	520,661	100.00%	443,181	100.00%	398,249	100.00%
CDs < $100,000	57,329	49.05%	53,872	53.25%	61,724	57.22%
CDs > $100,000	47,051	40.26%	35,988	35.57%	35,755	33.14%
Individual Retirement Accounts	12,496	10.69%	11,302	11.17%	10,397	9.64%
Total Certificates of Deposit	116,876	100.00%	101,162	100.00%	107,876	100.00%
Total Deposits	$ 637,537		$ 544,343		$ 506,125	

Management's Discussion and Analysis (continued)

The following table illustrates the projected maturities and the repricing mechanisms of the major asset/liabilities categories of the Corporation as of December 31, 2003, based on certain assumptions. Prepayment rate assumptions have been made for the residential loans secured by real estate portfolio. Maturity and repricing dates for investments have been projected by applying the assumptions set forth below to contractual maturity and repricing dates.

	0 - 180 days	181 - 365 days	1 - 2 years	2 - 3 years	3 - 5 years	5 + years	Non-interest Earning	Total
Interest Earning Assets:								
Fed Funds/ Overnight Time	$ 32,302,386							$ 32,302,386
Reverse repurchase agreements	15,000,000							15,000,000
Investments	33,301,945	675,000	61,550,000	10,525,000	10,600,000	8,595,095		125,247,040
Loans								
Commercial & Industrial								
Fixed	22,166,681	8,274,981	10,663,953	6,892,599	4,097,367	3,395,826	4,063,260	59,554,667
Variable	162,290,944							162,290,944
Commercial Loans Secured by Real Estate								
Fixed	11,150,951	10,428,946	20,816,673	15,671,131	16,475,245	7,154,552	-	81,697,498
Variable	38,437,607							38,437,607
Residential Loans Secured by Real Estate								
Fixed	10,798,103	10,688,439	12,564,731	5,763,128	6,471,911	2,920,942	80,005	49,287,259
Variable	135,181,849	5,097,479	6,255,078	5,710,853	10,403,932	5,736,414	727,796	169,113,401
Other								
Fixed	567,328	486,556	811,691	512,985	845,513	669	365,839	3,590,581
Variable	23,923,642	9,141,637	6,264	6,523	12,721	-	-	33,090,787
Total Interest Earning Assets	$ 485,121,436	$ 44,793,038	$ 112,668,390	$ 45,082,219	$ 48,906,689	$ 27,803,498	$ 5,236,900	$ 769,612,170
Non-Interest Earning Assets							42,986,644	42,986,644
Total Assets	$ 485,121,436	$ 44,793,038	$ 112,668,390	$ 45,082,219	$ 48,906,689	$ 27,803,498	$ 48,223,544	$ 812,598,814
Interest Bearing Liabilities:								
Demand Deposits	$ 38,942						$ 138,048,334	$ 138,087,276
Interest Bearing Demand	79,380,134							79,380,134
Savings Deposits						9,543,088		9,543,088
Money Market Accounts	293,650,859							293,650,859
Certificate of Deposits	22,411,501	14,127,416	16,056,390	3,770,618	8,517,577	3,772,907		68,656,059
Jumbo CDs	19,528,864	10,969,339	9,586,519	1,569,994	4,381,010	2,183,938		48,219,664
Repurchase Agreements	71,557,046							71,557,046
FHLB Advances	10,000,000		8,000,000	10,000,000	14,000,000			42,000,000
Subordinated Debt	2,000,000							2,000,000
Company obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely the junior subordinated debentures of the parent company						13,500,000		13,500,000
Total Interest Bearing Liabilities	$ 498,566,996	$ 25,096,755	$ 33,642,909	$ 15,340,612	$ 26,898,587	$ 28,999,933	$ 138,048,334	$ 766,594,126
Non-Interest Bearing Liabilities							3,326,284	3,326,284
Equity							42,678,404	42,678,404
Total Liabilities & Shareholders' Equity	$ 498,566,996	$ 25,096,755	$ 33,642,909	$ 15,340,612	$ 26,898,587	$ 28,999,933	$ 184,053,022	$ 812,598,814
Interest Sensitivy Gap per Period	$ (13,445,560)	$ 19,696,283	$ 79,025,481	$ 29,741,607	$ 22,008,102	$ (1,196,435)	$ (135,829,478)	
Cumulative Interest Sensitivity Gap	$ (13,445,560)	$ 6,250,723	$ 85,276,204	$ 115,017,811	$ 137,025,913	$ 135,829,478	$ 0	
Interest Sensitivity Gap as a Percentage of Earning Assets	-1.75%	2.56%	10.27%	3.86%	2.86%	-0.16%	-17.65%	
Cumulative Sensitivity Gap as a Percentage of Earning Assets	-1.75%	0.81%	11.08%	14.94%	17.80%	17.65%	0.00%	

Of the $19,528,864 Jumbo CDs maturing in 0 – 180 days, $11,193,166 will mature in three months or less.

Contractual Obligations

The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Contractual Obligations

		Payments Due In				
(In Thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity[a]	8	$ 520,661				$ 520,661
Consumer certificates of deposits [a]	8	67,037	30,984	12,899	5,956	116,876
FHLB Advances[a]	9	10,000	18,000	14,000	-	42,000
Security repurchase agreements[a]	9	71,557	-	-	-	71,557
Long-term debt [a]	9	-	-	-	15,500	15,500
Operating leases	6	257	376	272	98	1,002

(a) Excludes Interest

The Corporation's operating lease obligations represent short and long-term lease and rental payments for banking center offices.

Critical Accounting Policy

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the valuation of the mortgage servicing asset, to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Mortgage Servicing Assets

The mortgage servicing asset is established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan repayment rates, credit loss experience, and costs to service, as well as discount rates that consider the risk involved. Because the values of these assets are sensitive to changes in assumptions, the valuation of the mortgage servicing asset is considered a critical accounting estimate.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's initial effective interest rate, or the fair value of the collateral for certain collateral dependent loans. The Corporation collectively evaluates consumer loans and loans secured by real estate for impairment as homogeneous loan groups.

The allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. The determination of the allowance is based on factors which, in management's judgment, deserve recognition under existing economic conditions in estimating possible loan losses. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

The allowance for loan losses is allocated to each loan category based on the Bank's peer median charge off percentages by loan category added to actual reserves maintained for non-performing or specifically identified loans needing a reserve. Any remaining allowance is then allocated back to each loan category based on that category's percentage of the total loan portfolio. Although the loan loss reserve is allocated by loan category, the entire allowance is available to cover any loan loss that may occur.

The following table shows the dollar amount of the allowance for loan losses using management's estimate by loan category (in $000's):

	December 31,				
	2003	2002	2001	2,000	1999
Commercial	$ 6,519	$ 5,173	$ 4,792	$ 3,246	$ 1,452
Construction	77	82	21	49	142
Commercial Mortgage	261	437	104	297	342
Residential Mortgage	639	906	499	779	1,088
Installment	71	156	72	43	22
Credit Card	63	61	55	70	15
Other	400	412	444	217	332
	$ 8,030	$ 7,227	$ 5,987	$ 4,701	$ 3,393

Management considers the present allowance to be appropriate and adequate to cover losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deterioration in economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the provision for loan losses.

Management's Discussion and Analysis (continued)

The following table presents a summary of non-performing assets as of December 31, (in 000's):

	2003		2002		2001		2,000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-Accrual Loans										
Commercial	$ 4,063	83.4%	$ 1,605	49.7%	$ 335	40.1%	$ 595	65.7%	$ 272	70.6%
Construction	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Commercial Mortgage	-	0.0%	-	0.0%	184	22.0%	-	0.0%	-	0.0%
Residential Mortgage	808	16.6%	1,624	50.3%	303	36.3%	288	31.8%	86	22.3%
Installment	-	0.0%	-	0.0%	13	1.6%	23	2.5%	27	7.0%
Credit Card	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Other	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Total	$ 4,871	100.0%	$ 3,229	100.0%	$ 835	100.0%	$ 906	100.0%	$ 385	100.0%
Loans 90 Days Past Due - Still Accruing	$ 1		$ 9		$ 5		$ -		$ -	
Restructured due to troubled conditions of the borrower	$ -		$ 2,902		$ -		$ -		$ -	

The following table presents a summary of non-performing loans as of December 31:

	2003	2002	2001	2000	1999
Loan Type					
Commercial					
# of loans	28	11	7	11	2
Interest income recognized	$ 112,102	$ 111,591	$ 9,534	$ 55,432	$ 43,771
Additional interest income if loan had been accruing	$ 168,426	$ 54,952	$ 25,191	$ 65,435	$ 1,897
Installment					
# of loans	-	-	1	3	1
Interest income recognized	$ -	$ -	$ -	$ 1,760	$ 1,615
Additional interest income if loan had been accruing	$ -	$ -	$ 1,545	$ 2,176	$ 1,921
Residential mortgage loans					
# of loans	13	12	6	5	1
Interest income recognized	$ 42,539	$ 18,650	$ 1,925	$ 7,095	$ 4,563
Additional interest income if loan had been accruing	$ 22,527	$ 34,598	$ 24,785	$ 16,454	$ 1,483
Credit cards					
# of loans	-	-	-	4	-
Interest income recognized	$ -	$ -	$ -	$ 167	$ -
Additional interest income if loan had been accruing	$ -	$ -	$ -	$ 1,821	$ -
Restructured loans	-	$ 2,901,600	$ -	$ -	$ -

Capital Resources

The Corporation's only source of capital since commencing operations has been from issuance of common stock, results of operations, issuance of long term debt to a non-affiliated third party, and the issuance of company obligated mandatorily redeemable preferred capital securities.

The Corporation maintains a Revolving Credit Agreement with Harris Trust and Savings Bank in the amount of $5,000,000, of which none has been drawn, that will mature September 28, 2004.

The Bank entered into an agreement in the amount of $5,000,000 pursuant to a Subordinated Term Loan Agreement with Harris Trust and Savings Bank dated June 6, 2003. The Bank can make up to two advances against the term loan prior to June 6, 2004. The first advance was made in the amount of $2,000,000 on June 6, 2003. The final maturity date of the loan is June 6, 2010. The outstanding principal balance is permitted to be repaid prior to maturity with prior consent from the Federal Reserve.

There are many different interest rate options available. Each floating rate option is available for a fixed term of 1-3 months. The Bank is currently paying adjusted 3-month LIBOR plus 2.0% which equates to 3.17% at December 31, 2003. Interest payments are due at the expiration of the fixed term option. During June 2003, the Bank made a $1,000,000 dividend to the Corporation from the loan proceeds to accommodate the stock repurchase program as discussed later on page 36.

In September 2000, the Trust, which is wholly owned by the Corporation, issued $13,500,000 of company obligated mandatorily redeemable capital securities. The proceeds from the issuance of the capital securities and the proceeds from the issuance of the common securities of $418,000 were used by the Trust to purchase from the Corporation $13,918,000 Fixed Rate Junior Subordinated Debentures. The capital securities mature September 7, 2030, or upon earlier redemption as provided by the Indenture. The Corporation has the right to redeem the capital securities, in whole or in part, but in all cases in a principal amount with integral multiples of $1,000, on any March 7 or September 7 on or after September 7, 2010 at a premium, declining ratably to par on September 7, 2020. The capital securities have a fixed interest rate of 10.60%, and are guaranteed by the Bank. The net proceeds received by the Corporation from the sale of capital securities were used for general corporate purposes.

The Bank has incurred indebtedness pursuant to FHLB advances as follows:

	Amount	Rate	Maturity
$	5,000,000	5.39%	02/26/2004
	5,000,000	5.15%	04/23/2004
	5,000,000	5.14%	08/01/2005
	3,000,000	5.39%	10/03/2005
	5,000,000	5.43%	03/16/2006
	5,000,000	5.32%	05/08/2006
	8,000,000	4.19%	07/24/2007
	3,000,000	5.57%	08/13/2007
	3,000,000	5.55%	10/02/2008
	$42,000,000		

During 2003 the maximum amount outstanding at any month-end during the year was $48,000,000. The Bank may add indebtedness of this nature in the future if determined to be in the best interest of the Bank.

Security repurchase agreements are short-term borrowings that generally mature within one to three days from the transaction date. At December 31, 2003 and 2002 the weighted average interest rate on these borrowings was 0.53% and 1.08%, respectively. During 2003 the maximum amount outstanding at any month-end during the year was $82,490,510.

Capital for the Bank is above well-capitalized regulatory requirements at December 31, 2003. Pertinent capital ratios for the Bank as of December 31, 2003 are as follows:

	Actual	Well Capitalized	Adequately Capitalized
Tier 1 risk-based capital ratio	8.6%	6.0%	4.0%
Total risk-based capital ratio	10.2%	10.0%	8.0%
Leverage ratio	6.4%	5.0%	4.0%

Dividends from the Bank to the Corporation may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made during 2003 or 2002 by the Bank to the Corporation. A dividend of $1,650,000 was declared and made during 2003 and a dividend of $650,000 was declared and made during 2002 by the Bank to the Corporation.

In January 2003, the Board of Directors of the Corporation authorized a repurchase program entitled "Program One" which covers employees and directors and is effective through December 2005 unless terminated earlier by the Board.

Under Program One, the Corporation may spend up to $5,500,000 in individually negotiated transactions to repurchase its shares from employees and directors who wish to sell. The repurchase program may be suspended or discontinued at any time if management determines that additional purchases are not warranted or if the cost of the repurchase program reaches $5,500,000.

The amount and timing of shares repurchased under the repurchase program, as well as the specific price, will be determined by management after considering market conditions, company performance and other factors.

At December 31, 2003, the remaining authority under Program One was approximately $3,927,100.

In January 2003, the Board of the Corporation authorized a separate repurchase program entitled "Program Two" which covers all other shareholders and is effective through December 2004 unless terminated earlier by the Board. Under Program Two, the Corporation may spend up to $7,600,000 in individually negotiated transactions to repurchase its shares from shareholders who wish to sell. The repurchase program may be suspended or discontinued at any time if management determines that additional purchases are not warranted or if the cost of the repurchase program reaches $7,600,000.

The amount and timing of shares repurchased under the repurchase program, as well as the specific price, will be determined by management after considering market conditions, company performance and other factors.

At December 31, 2003, the remaining authority under Program Two was approximately $4,147,913.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss due to adverse changes in market prices and rates. The Corporation's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Management actively monitors and manages its interest rate exposure and makes monthly reports to the Asset/Liability ("ALCO") Committee. The ALCO Committee is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are reviewed by the ALCO/Investment Committee of the Corporation's Board of Directors.

The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Corporation's earnings to the extent that the interest rates earned by assets and paid on liabilities do not change at the same speed, to the same extent, or on the same basis. The Corporation monitors the impact of changes in interest rates on its net interest income. The Corporation attempts to maintain a relatively neutral gap between earning assets and liabilities at various time intervals to minimize the effects of interest rate risk.

One of the primary goals of asset/liability management is to maximize net interest income and the net value of future cash flows within authorized risk limits. Net interest income is affected by changes in the absolute level of interest rates. Net interest income is also subject to changes in the shape of the yield curve. In general, a flattening of the yield curve would result in a decline in earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as investment margins widen. Earnings are also affected by changes in spread relationships between certain rate indices, such as prime rate.

Interest rate risk is monitored through earnings simulation modeling. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates. The model requires management to make assumptions about how the balance sheet is likely to behave through time in different interest rate environments. Loan and deposit balances remain static and maturities reprice at the current market rate. The investment portfolio maturities and prepayments are assumed to be reinvested in similar instruments. Mortgage loan prepayment assumptions are developed from industry median estimates of prepayment speeds. Non-maturity deposit pricing is modeled on historical patterns. The Corporation performs a 200 basis point upward and downward interest rate shock and makes sure that there is not an adverse impact on its annual net interest income and that it is within the established policy limits. The earnings simulation model as of December 31, 2003 projects an approximate decrease of 6.3% in net interest income in a 200 basis point downward interest rate shock and an approximate increase of 7.2% in net interest income in a 200 basis point upward interest rate shock. These changes are well within the policy limits established by the ALCO policy.

At December 31, 2003, the interest rate risk position of the Corporation was asset sensitive, meaning net income should increase as rates rise and decrease as rates fall. During 2003, the Corporation maintained an asset sensitive interest rate risk position due to management's expectation that rates would rise.

Report of Independent Auditors

Board of Directors
The National Bank of Indianapolis Corporation

We have audited the accompanying consolidated balance sheets of The National Bank of Indianapolis Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The National Bank of Indianapolis Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Indianapolis, Indiana
January 24, 2004

The National Bank of Indianapolis Corporation

Consolidated Balance Sheets

	December 31 2003	December 31 2002
Assets		
Cash and due from banks	**$ 44,383,402**	$ 45,889,548
Reverse repurchase agreements	**15,000,000**	5,000,000
Federal funds sold	**20,502,386**	18,177,463
Available-for-sale securities	**115,862,372**	83,990,335
Held-to-maturity securities	**5,826,468**	30,092,736
Total investment securities	**121,688,840**	114,083,071
Loans	**597,062,744**	528,911,217
Less: Allowance for loan losses	**(8,029,596)**	(7,227,000)
Net loans	**589,033,148**	521,684,217
Premises and equipment	**9,148,709**	9,248,290
Accrued interest receivable	**3,503,401**	3,974,258
Stock in federal banks	**3,558,200**	3,401,500
Other assets	**5,780,728**	5,056,126
Total assets	**$ 812,598,814**	$ 726,514,473
Liabilities and shareholders' equity		
Deposits:		
Noninterest-bearing demand deposits	**$ 138,087,276**	$ 137,575,932
Money market and saving deposits	**382,574,081**	305,605,133
Time deposits over $100,000	**48,219,664**	36,811,165
Other time deposits	**68,656,059**	64,350,290
Total deposits	**637,537,080**	544,342,520
Security repurchase agreements	**71,557,046**	74,273,774
FHLB advances	**42,000,000**	48,000,000
Subordinated debt	**2,000,000**	-
Company obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely the junior subordinated debentures of the parent company	**13,500,000**	13,500,000
Other liabilities	**3,326,284**	5,151,028
Total liabilities	**769,920,410**	685,267,322
Shareholders' equity:		
Common stock, no par value:		
Authorized shares; 2003 and 2002-3,000,000 shares; issued 2,517,131 in 2003 and 2,447,224 in 2002; outstanding 2,352,229 in 2003 and 2,442,324 in 2002	**22,858,900**	26,862,276
Unearned compensation	**(894,679)**	(1,218,746)
Additional paid in capital	**3,019,003**	2,562,990
Retained earnings	**17,684,102**	12,519,902
Accumulated other comprehensive income	**11,078**	520,729
Total shareholders' equity	**42,678,404**	41,247,151
Total liabilities and shareholders' equity	**$ 812,598,814**	$ 726,514,473

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Income

	Years ended December 31		
	2003	**2002**	**2001**
Interest income:			
Interest and fees on loans	**$ 31,010,185**	$ 30,593,437	$ 30,798,679
Interest on investment securities	**3,020,337**	3,683,093	6,154,280
Interest on federal funds sold	**432,019**	573,328	1,045,685
Interest on reverse repurchase agreements	**97,600**	245,442	802,762
Total interest income	**34,560,141**	35,095,300	38,801,406
Interest expense:			
Interest on deposits	**7,668,254**	9,144,476	13,919,427
Interest on repurchase agreements	**381,077**	752,464	3,156,276
Interest on FHLB advances	**2,413,952**	2,720,963	2,434,022
Interest on long-term debt	**1,486,637**	1,443,674	1,443,135
Total interest expense	**11,949,920**	14,061,577	20,952,860
Net interest income	**22,610,221**	21,033,723	17,848,546
Provision for loan losses	**1,200,000**	1,500,000	1,440,000
Net interest income after provision for loan losses	**21,410,221**	19,533,723	16,408,546
Other operating income:			
Trust fees and commissions	**1,987,400**	2,323,032	2,051,864
Service charges and fees on deposit accounts	**2,409,577**	2,226,686	1,649,962
Building rental income	**548,060**	480,375	474,298
Net gain on sale of mortgage loans	**1,056,418**	705,611	435,058
Interchange income	**542,221**	526,067	467,278
Securities gain (losses) net	**(36,891)**	497	-
Other income	**1,444,290**	1,213,194	844,113
Total other operating income	**7,951,075**	7,475,462	5,922,573
Other operating expenses:			
Salaries, wages, and employee benefits	**12,122,238**	11,278,361	9,385,469
Occupancy expense	**1,409,226**	1,450,186	1,418,344
Furniture and equipment expense	**891,328**	895,505	875,624
Professional services	**885,595**	743,508	851,131
Data processing	**1,362,202**	1,288,961	1,185,545
Business development	**838,132**	735,212	661,702
Valuation of allowance for mortgage servicing rights	**345,102**	261,174	-
Other expenses	**3,130,483**	2,799,163	2,442,705
Total other operating expenses	**20,984,306**	19,452,070	16,820,520
Net income before tax	**8,376,990**	7,557,115	5,510,599
Federal and state income tax	**3,212,790**	3,000,279	2,140,556
Net income after tax	**$ 5,164,200**	$ 4,556,836	$ 3,370,043
Basic earnings per share	**$2.20**	$1.99	$1.76
Diluted earnings per share	**$2.08**	$1.88	$1.55

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Shareholders' Equity

	Common Stock	Unearned Compensation	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2000	$ 20,665,160	$ (598,711)	$ -	$ 4,593,023	$ 334	$ 24,659,806
Comprehensive income:						
Net income	-	-	-	3,370,043	-	3,370,043
Other comprehensive income						
Net unrealized gain on investments, net of tax of $41,298	-	-	-	-	62,964	62,964
Total comprehensive income						3,433,007
Issuance of stock (10,782 shares)	262,818	(47,422)	-	-	-	215,396
Repurchase of stock (1,800 shares)	(44,550)	-	-	-	-	(44,550)
Compensation earned	-	206,343	-	-	-	206,343
Balance at December 31, 2001	20,883,428	(439,790)	-	7,963,066	63,298	28,470,002
Comprehensive income:						
Net income	-	-	-	4,556,836	-	4,556,836
Other comprehensive income						
Net unrealized gain on investments, net of tax of $300,031	-	-	-	-	457,431	457,431
Total comprehensive income						5,014,267
Income tax benefit from exercise of warrants & options	-	-	2,562,990	-	-	2,562,990
Issuance of stock (477,479 shares)	6,009,648	(1,061,450)	-	-	-	4,948,198
Repurchase of stock (1,100 shares)	(30,800)	-	-	-	-	(30,800)
Compensation earned	-	282,494	-	-	-	282,494
Balance at December 31, 2002	26,862,276	(1,218,746)	2,562,990	12,519,902	520,729	41,247,151
Comprehensive income:						
Net income	-	-	-	5,164,200	-	5,164,200
Other comprehensive income						
Net unrealized loss on investments, net of tax of $334,282	-	-	-	-	(509,651)	(509,651)
Total comprehensive income						4,654,549
Income tax benefit from exercise of warrants & options	-	-	456,013	-	-	456,013
Issuance of stock (69,907 shares)	1,051,171	(72,025)	-	-	-	979,146
Repurchase of stock (160,002 shares)	(5,054,547)	-	-	-	-	(5,054,547)
Compensation earned	-	396,092	-	-	-	396,092
Balance at December 31, 2003	$ 22,858,900	$ (894,679)	$ 3,019,003	$ 17,684,102	$ 11,078	$ 42,678,404

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Cash Flows

	Years ended December 31		
	2003	**2002**	**2001**
Operating activities			
Net income	$ **5,164,200**	$ 4,556,836	$ 3,370,043
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**1,200,000**	1,500,000	1,440,000
Depreciation and amortization	**1,099,026**	1,056,034	1,070,855
Valuation of allowance for mortgage servicing rights	**345,102**	261,174	-
Income tax benefit from exercise of warrants & options	**456,013**	2,562,990	-
Stock compensation	**110,000**	109,918	110,000
Net accretion of investments	**841,086**	1,151,094	(1,652,102)
Unearned compensation amortization	**396,092**	282,494	206,343
(Increase) decrease in:			
Accrued interest receivable	**470,857**	(1,147,427)	616,672
Other assets	**(735,424)**	(1,224,833)	(802,469)
Increase (decrease) in:			
Other liabilities	**(1,824,744)**	900,935	537,880
Net cash provided by operating activities	**7,522,208**	10,009,215	4,897,222
Investing activities			
Net change in federal funds sold	**(2,324,923)**	(3,923,259)	1,279,249
Net change in reverse repurchase agreements	**(10,000,000)**	115,000,000	(120,000,000)
Proceeds from maturities of investment securities held to maturity	**24,124,021**	1,797,727	3,954,061
Proceeds from maturities of investment securities available for sale	**48,297,884**	62,376,100	175,020,797
Proceeds from sales of investment securities available for sale	**25,367,391**	9,998,502	-
Purchases of investment securities held to maturity	**(181,700)**	(23,796,563)	(3,363,863)
Purchases of investment securities available for sale	**(107,055,082)**	(129,205,346)	(123,524,709)
Net increase in loans	**(68,548,931)**	(77,110,879)	(90,612,302)
Purchases of premises and equipment	**(999,445)**	(1,047,088)	(2,085,607)
Net cash used by investing activities	**(91,320,785)**	(45,910,806)	(159,332,374)
Financing activities			
Net increase in deposits	**93,194,560**	38,217,157	95,691,810
Net change in security repurchase agreements	**(2,716,728)**	5,922,142	10,890,378
Net change in FHLB advances	**(6,000,000)**	(2,000,000)	26,000,000
Proceeds from issuance of long-term debt	**2,000,000**	-	-
Repurchase of stock	**(5,054,547)**	(30,800)	(44,550)
Proceeds from issuance of stock	**869,146**	4,838,280	105,396
Net cash provided by financing activities	**82,292,431**	46,946,779	132,643,034
Increase (decrease) in cash and cash equivalents	**(1,506,146)**	11,045,188	(21,792,118)
Cash and cash equivalents at beginning of year	**45,889,548**	34,844,360	56,636,478
Cash and cash equivalents at end of year	$ **44,383,402**	$ 45,889,548	$ 34,844,360
Interest paid	$ **12,149,305**	$ 14,144,085	$ 21,217,998
Income taxes paid	$ **4,268,861**	$ 405,325	$ 2,700,277

See accompanying notes.

1. Organization and Accounting Policies

Organization

The National Bank of Indianapolis Corporation (the Corporation) was incorporated in the State of Indiana on January 29, 1993. The Corporation subsequently formed a de novo national bank, The National Bank of Indianapolis (the Bank), and a statutory trust, NBIN Statutory Trust I (the Trust). The Bank is a wholly owned subsidiary and commenced operations in December, 1993. The Trust was formed in September, 2000 as part of the issuance of trust preferred capital securities. The Corporation and the Bank engage in a wide range of commercial, personal banking, and trust activities primarily in Central Indiana.

The consolidated financial statements include the accounts of the Corporation, the Bank, and the Trust with intercompany balances and transactions eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest-bearing deposits. Interest-bearing deposits are available on demand.

Investment Securities

Investments in debt securities are classified as held-to-maturity or available-for-sale. Management determines the appropriate classification of the securities at the time of purchase.

Debt securities are classified as held-to-maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments and is computed using a method which approximates the level-yield method. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method.

Loans

Interest income on commercial, mortgage and certain installment loans are accrued on the principal amount of such loans outstanding. Loans are placed on nonaccrual status when significant doubt exists as to the collectibility of principal or interest.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's initial effective interest rate, or the fair value of the collateral for certain collateral dependent loans. The Corporation collectively evaluates consumer loans and loans secured by real estate for impairment as homogeneous loan groups.

The allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. The determination of the allowance is based on factors which, in management's judgment, deserve recognition under existing economic conditions in estimating possible loan losses. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as separate assets when rights are acquired through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into other operating expenses in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the cost of the rights for each stratum.

1. Organization and Accounting Policies (continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed by the straight-line method over their useful lives or, for leasehold improvements, the remaining lease term.

Comprehensive Income

Comprehensive income is defined as net income plus other comprehensive income, which, under existing accounting standards includes unrealized gains and losses on certain investments in debt securities. Comprehensive income is reported by the Corporation in the consolidated statements of shareholders' equity.

Earnings Per Share

Basic earnings per share is computed by dividing net income applicable to common shareholders by the weighted average numbers of shares of common shares outstanding for the period. Diluted earnings per share is computed by dividing an adjusted net income by the sum of the weighted average number of shares and the potentially dilutive shares that could be issued through stock award programs or convertible securities.

Fair Values of Financial Instruments

The fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment concerning several factors, especially in the absence of broad markets for particular items.

Stock Based Compensation

The Corporation has granted stock options to certain employees and directors. The stock options are for a fixed number of shares with an exercise price which approximates the fair value of shares at the date of grant. As discussed further in Note 10, expense for director and employee compensation under stock option plans is based on Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25), with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Financial Accounting Standard Board (FASB) Statement No. 123 "Accounting for Stock Based Compensation", as amended by FASB Statement No. 148, were used for stock-based compensation.

1. Organization and Accounting Policies (continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over their vesting periods. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of Statement No. 123 to stock-based compensation.

	2003	2002	2001
Net income, as reported	**$5,164,200**	$ 4,556,836	$ 3,370,043
Add: stock-based compensation expense, net of related taxes	**239,200**	170,598	124,610
Less: total stock-based compensation expense determined under fair-value-based method, net of taxes	**(459,052)**	(529,881)	(253,831)
Pro forma net income	**$4,944,348**	$ 4,197,553	$3,240,822
Earnings per share:			
Basic, as reported	**$ 2.20**	$ 1.99	$ 1.76
Basic, pro forma	**$ 2.11**	$ 1.83	$ 1.69
Diluted, as reported	**$ 2.08**	$ 1.88	$ 1.55
Diluted, pro forma	**$ 1.99**	$ 1.73	$ 1.49

Reclassifications

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform with the 2003 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Accounting Pronouncements

In January of 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Prior to the adoption of the Interpretation, entities are generally consolidated by an enterprise when it has a controlling interest through ownership of a majority voting interest in the entity.

Under the provisions of the Interpretation, except in certain circumstances, trust preferred capital securities by design are considered variable interest entities with no variable interest holder being considered the primary beneficiary, thus requiring the reporting enterprise to deconsolidate the trust upon adoption of the Interpretation. However, in certain circumstances, the Interpretation could have allowed the parent to continue consolidating the trust.

However, a revised interpretation was issued in December of 2003 which has effectively removed the ability for a reporting enterprise to continue consolidating the trust. Therefore, a reporting enterprise must deconsolidate its trust as soon as practicable, but no later than March 31, 2004. The Corporation had previously applied the provision of the Interpretation to the Trust, which allowed the Corporation to continue consolidating the Trust. However, the Corporation is required to adopt the provisions of the revised interpretation and to deconsolidate the Trust no later than March 31, 2004.

Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued in May of 2003 and is effective for financial instruments entered into or modified after May 31, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The Corporation currently classifies its corporation-obligated mandatorily redeemable capital securities as a liability. Therefore, this pronouncement has no impact on the Corporation's financial statements.

3. Restrictions on Cash and Due From Bank Accounts

The Corporation is required to maintain average reserve balances with the Federal Reserve Bank or as cash on hand or on deposit with a correspondent bank. The required amount of reserve was approximately $25,000 at December 31, 2003 and 2002.

4. Investment Securities

The following is a summary of available-for-sale securities:

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2003				
U.S. Treasury securities	**$ 21,840,685**	**$ 5,646**	**$ 954**	**$ 21,845,377**
U.S. Government agencies	**93,904,140**	**829,297**	**815,799**	**93,917,638**
Collateralized mortgage obligations	**99,203**	**154**	**-**	**99,357**
	$115,844,028	**$835,097**	**$ 816,753**	**$115,862,372**
December 31, 2002				
U.S. Treasury securities	$ 2,100,309	$ 13,230	$ 275	$ 2,113,264
U.S. Government agencies	79,930,066	845,676	-	80,775,742
Collateralized mortgage obligations	1,097,683	3,646	-	1,101,329
	$ 83,128,058	$862,552	$ 275	$83,990,335

The following table presents the amortized cost, fair value, and weighted-average yield of available-for-sale securities at December 31, 2003 by maturity:

	Within 1 Year	1 to 5 Years	5 to 10 Years	Total	Weighted-Average Yield
U.S. Treasury and U.S. Government agency debentures	$33,703,921	$72,040,904	$10,000,000	$115,744,825	2.31%
Collateralized mortgage obligations	-	99,203	-	99,203	1.46%
Amortized costs	$33,703,921	$72,140,107	$10,000,000	$115,844,028	
Fair value	$33,832,165	$71,884,907	$10,145,300	$115,862,372	
Weighted-average yield	1.81%	2.41%	3.25%	2.31%	

4. Investment Securities (continued)

The Corporation held four investment securities as of December 31, 2003 of which the amortized cost was greater than market value. All of these investment securities were purchased during 2003. Management does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. The unrealized losses relate primarily to securities issued by FHLB and FHLMC. These unrealized losses are primarily attributable to changes in interest rates and individually were 3% or less of their respective amortized cost basis. The Corporation has both the intent and ability to hold these securities for a time necessary to recover the amortized cost.

Investment securities with a carrying value of approximately $73,000,000 and $71,000,000 at December 31, 2003 and 2002, respectively, were pledged as collateral for bankruptcy accounts to the U.S. Department of Justice, Treasury Tax and Loan, and securities sold under agreements to repurchase.

The following is a summary of held-to-maturity securities:

	Held-to-Maturity Securities			
	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Loss**	**Estimated Fair Value**
December 31, 2003				
Municipals	**$ 5,576,468**	**$ 531,499**	**$ -**	**$ 6,107,967**
Other securities	**250,000**	**7,082**	**-**	**257,082**
	$ 5,826,468	**$ 538,581**	**$ -**	**$ 6,365,049**
December 31, 2002				
Collateralized mortgage obligations	$ 24,333,493	$ 339,440	$ 12,644	$24,660,289
Municipals	5,534,243	552,233	-	6,086,476
Other securities	225,000	10,391	-	235,391
	$ 30,092,736	$ 902,064	$ 12,644	$30,982,156

4. Investment Securities (continued)

The amortized cost and estimated fair value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Within 1 Year	1 to 5 Years	5 to 10 Years	Total	Weighted-Average Yield
Corporate	$25,000	$175,000	$ 50,000	$ 250,000	5.75%
Municipals	-	-	5,576,468	5,576,468	4.93%
Amortized costs	$25,000	$175,000	$5,626,468	$5,826,468	
Fair value	$25,637	$178,813	$6,160,599	$6,365,049	
Weighted-average yield	8.10%	5.76%	4.93%	4.97%	

5. Loans and Allowance for Loan Losses

Loans consist of the following at December 31:

	2003	2002
Residential loans secured by real estate	**$218,400,660**	$184,141,018
Commercial loans secured by real estate	**120,135,105**	113,398,604
Other commercial and industrial loans	**221,845,611**	182,993,990
Loans to individuals for household, family, and other consumer expenditures	**36,681,368**	48,377,605
Total loans	**$597,062,744**	$528,911,217

5. Loans and Allowance for Loan Losses (continued)

Activity in the allowance for loan losses was as follows:

	2003	2002	2001
Beginning balance	**$7,227,000**	$5,986,965	$4,700,672
Loans charged off (net)	**(397,404)**	(259,965)	(153,707)
Provision for loan losses	**1,200,000**	1,500,000	1,440,000
Ending balance	**$8,029,596**	$7,227,000	$5,986,965

At December 31, 2003 forty-one loans with a combined balance of $4,871,000 were considered to be impaired. At December 31, 2002 twenty-three loans with a combined balance of $3,229,000 were considered to be impaired. The average combined balance of impaired loans during 2003 and 2002 was $4,180,000 and $1,864,000, respectively. For loans classified as impaired at December 31, 2003, the contractual interest due and the actual interest recognized on those loans during 2003 was $345,594 and $154,641, respectively.

Loans are principally to borrowers in the Central Indiana area.

6. Premises and Equipment

Premises and equipment consist of the following at December 31:

	2003	2002
Land and improvements	**$ 2,270,444**	$ 2,270,444
Building and improvements	**5,358,751**	5,027,631
Construction in progress	**70,444**	244,564
Leasehold improvements	**1,614,621**	1,611,134
Furniture and equipment	**6,832,616**	5,993,658
	16,146,876	15,147,431
Less accumulated depreciation and amortization	**(6,998,167)**	(5,899,141)
Net premises and equipment	**$ 9,148,709**	$9,248,290

Certain Corporation facilities and equipment are leased under various operating leases. Rental expense under these leases was $247,822, $245,629, and $240,913 for 2003, 2002, and 2001, respectively.

6. Premises and Equipment (continued)

Future minimum rental commitments under noncancelable leases are:

2004	$ 256,505
2005	215,426
2006	160,234
2007	138,721
2008	133,154
Thereafter	98,418
	$1,002,458

7. Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $82,210,074 and $80,021,212 at December 31, 2003 and 2002, respectively.

The balance of capitalized servicing rights, net of valuation allowances, included in other assets at December 31, 2003 and 2002, was $898,965 and $780,093, respectively. At December 31, 2003 and 2002 the valuation allowance related to these rights was $606,276 and $261,174, respectively.

8. Deposits

At December 31, 2003 the stated maturities of time deposits are as follows:

	Less than $100,000	Greater Than $100,000
Mature in three months or less	$ 12,657,020	$ 11,193,167
Mature after three months through six months	9,754,481	8,335,698
Mature after six months through twelve months	14,127,415	10,969,339
Mature in 2005	16,056,391	9,586,519
Mature in 2006	3,770,617	1,569,994
Thereafter	12,290,135	6,564,947
	$ 68,656,059	$ 48,219,664

9. Other Borrowings

Security repurchase agreements are short-term borrowings that generally mature within one to three days from the transaction date. At December 31, 2003 and 2002 the weighted average interest rate on these borrowings was 0.53% and 1.08%, respectively.

All of the FHLB advances have a fixed interest rate and require monthly interest payments. The principal balances for each of the advances is due at maturity. The advances are collateralized by a pledge covering certain of the Corporation's mortgage loans.

A schedule of the FHLB advances as of December 31, 2003 is as follows:

Amount	Rate	Maturity
$ 5,000,000	5.39%	02/26/2004
5,000,000	5.15%	04/23/2004
5,000,000	5.14%	08/01/2005
3,000,000	5.39%	10/03/2005
5,000,000	5.43%	03/16/2006
5,000,000	5.32%	05/08/2006
8,000,000	4.19%	07/24/2007
3,000,000	5.57%	08/13/2007
3,000,000	5.55%	10/02/2008
$ 42,000,000		

The Corporation maintains a Revolving Credit Agreement with Harris Trust and Savings Bank in the amount of $5,000,000 that will mature September 28, 2004. At December 31, 2003 and 2002, $0 was outstanding. The Corporation pays a commitment fee of .25% per annum on the average daily unused portion of the line of credit.

The Bank entered into an agreement in the amount of $5,000,000 pursuant to a Subordinated Term Loan Agreement with Harris Trust and Savings Bank dated June 6, 2003. The Bank can make up to two advances against the term loan prior to June 6, 2004. The first advance was made in the amount of $2,000,000 on June 6, 2003. The final maturity date of the loan is June 6, 2010. The outstanding principal balance is permitted to be repaid prior to maturity with prior consent from the Federal Reserve. There are many different interest rate options available. Each floating rate option is available for a fixed term of 1-3 months. The Bank is currently paying Adjusted 3-month LIBOR plus 2.0% which equates to 3.17% at December 31, 2003. Interest payments are due at the expiration of the fixed term option.

9. Other Borrowings (continued)

In September of 2000, the Trust, which is wholly owned by the Corporation, issued $13,500,000 of company obligated mandatorily redeemable capital securities. The proceeds from the issuance of the capital securities and from the issuance of related common securities of $418,000 were used by the Trust to purchase from the Corporation $13,918,000 Fixed Rate Junior Subordinated Debentures. The capital securities mature September 7, 2030, or upon earlier redemption as provided by the indenture. The Corporation has the right to redeem the capital securities, in whole or in a principal amount with integral multiples of $1,000, on any March 7 or September 7 on or after September 7, 2010 at a premium, declining ratably to par on September 7, 2020. The capital securities have a fixed interest rate of 10.60%, and are guaranteed by the Bank. The net proceeds received by the Corporation from the sale of the capital securities were used for general corporate purposes. The indenture, dated September 7, 2000, requires compliance with certain non-financial covenants.

10. Stock Option and Award and Employee Benefit Programs

The Board of Directors and the shareholders of the Corporation adopted stock option plans for directors and key employees at the initial formation of the Bank in 1993. The Board of Directors authorized 130,000 shares in 1993, 90,000 shares in 1996, 150,000 shares in 1999, and an additional 120,000 during 2002 to be reserved for issuance under the Corporation's stock option plan. All of the options in these plans remain exercisable for a period of 10 years from the date of issuance, subject to the terms and conditions of the plans.

10. Stock Option and Award and Employee Benefit Programs (continued)

Shares subject to outstanding options are summarized as follows:

	December 31					
	2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Options outstanding at beginning of year	**391,557**	**$18.75**	315,500	$14.75	316,500	$14.65
New options granted	**5,800**	**29.98**	115,057	27.58	4,000	23.00
Options exercised	**(17,662)**	**13.79**	(37,800)	12.25	-	-
Options forfeited	**-**	**-**	(1,200)	19.00	(5,000)	15.33
Options outstanding at end of year	**379,695**	**$19.15**	391,557	$18.75	315,500	$14.75
Exercisable at year end	**266,881**	**$16.25**	260,300	$15.72	241,800	$13.47

As of December 31, 2003, 2002, 2001 the weighted-average fair value of the options granted for each year was $10.43, $11.06, and $9.32, respectively.

As of December 31, 2003 total shares which may be purchased under the plans is 379,695 with option prices ranging from $10.00 to $31.25. The weighted-average remaining contractual life of those options is six years.

The Board of Directors also approved a restricted stock plan in 1993. Shares reserved by the Corporation for the restricted stock plan include 50,000 shares in 1993, 20,000 shares in 1996, 40,000 in 1999 and an additional 55,000 shares in 2002. Under this plan, shares were issued in the proceeding years as detailed in the following table. The Corporation recorded each stock issuance in shareholders' equity with an offsetting contra-equity account, unearned compensation, equal to the fair market value of the shares at the grant date. The unearned compensation is amortized over the vesting period.

10. Stock Option and Award and Employee Benefit Programs (continued)

Fiscal Year Ended	Number of Shares Issued	Shares Forfeited	Unearned Compensation	Vesting Schedule	Date Fully Vested
1997	19,500	700	$242,332	20% per year	January 1, 2002
1998	1,000	–	14,000	20% per year	January 1, 2003
1999	36,000	2,000	646,000	5 yr. cliff	June 30, 2004
2000	5,000	–	100,000	5 yr. cliff	March 16, 2005
2001	3,000	–	69,000	5 yr. cliff	January 26, 2006
2002	1,500	–	37,500	5 yr. cliff	June 11, 2006
2002	6,500	–	178,750	4 yr. Cliff	August 31, 2006
2002	30,800	500	845,200	5 yr. Cliff	June 20, 2007

11. Dividend and Loan Limitation and Regulatory Capital Ratios

Dividends from the Bank to the Corporation may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made during 2003 or 2002 by the Bank to the Corporation. The Bank declared $1,650,000 and $650,000 dividends to the Corporation during 2003 and 2002, respectively.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of total qualifying capital to total adjusted asset (as defined). Management believes, as of December 31, 2003 and 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and leveraged capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

10. Stock Option and Award and Employee Benefit Programs (continued)

The Corporation has elected to follow APB 25 and related Interpretations in accounting for its director and employee stock options, restricted stock and warrants. Under APB 25, because the exercise price of the Corporation's director and employee stock options and warrants equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The pro forma information regarding net income and earnings per share as required by FASB Statement No. 123, which also requires that the information be determined as if the Corporation has accounted for its stock options, restricted stock and warrants granted under the fair value method of that Statement is included in Note 1. The fair value for the options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted- average assumptions: a dividend yield of 0%; volatility factor of the expected market price of the Corporation's common stock of .001; and an expected life of the options of 10 years. The risk-free interest rate was estimated to be 4.3% to 4.4%, 5.2% to 5.66%, and 5.33% for 2003, 2002, and 2001, respectively. The fair value for the restricted stock is estimated to equal the fair value of unrestricted stock and to be restricted for a weighted average of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's director and employee stock options, restricted stock and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director and employee stock options.

The Corporation has a trusteed 401(k) retirement savings plan covering substantially all employees and encouraging employee contributions. Employer contributions include Board of Director discretionary contributions and the matching of a portion of employee contributions. The Corporation expensed approximately $211,000, $167,000, and $146,000 for employer contributions to the plan during 2003, 2002, and 2001, respectively.

companies. During 2003, new loans to these parties amounted to $112,800 and repayments amounted to $55,191.

13. Income Taxes

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5% in the computation of tax expense or benefit. The provision for income taxes consisted of the following:

	2003	2002	2001
Current tax expense	**$3,592,053**	$3,636,852	$2,646,904
Deferred tax benefit	**(379,263)**	(636,573)	(506,348)
	$3,212,790	$3,000,279	$2,140,556

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for the estimated tax effects attributable to deductible temporary differences and operating loss carryforwards, net of any valuation allowances for amounts which may not be realized by the Corporation.

The components of the Corporation's net deferred tax assets in the consolidated balance sheet as of December 31 are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	**$3,180,523**	$2,862,615
Other	**706,760**	598,320
Total deferred tax assets	**3,887,283**	3,460,935
Deferred tax liability:		
Mortgage servicing rights	**(356,080)**	(308,995)
Other	**(7,266)**	(341,548)
Total deferred tax liabilities	**(363,346)**	(650,543)
Net deferred tax assets	**$3,523,937**	$2,810,392

14. Commitments and Contingencies

A summary of the contractual amount of commitments to extend credit is as follows:

	2003	2002
Commercial credit lines	**$150,011,250**	$104,949,477
Revolving home equity and credit card lines	**76,386,307**	63,441,970
Standby letters of credit	**12,053,320**	11,116,928
Other loans	**2,655,819**	2,379,428
	$241,106,696	$181,887,803

Commitments to extend credit are agreements to lend. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

The credit risk associated with loan commitments and standby letters of credit is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. Collateral may be obtained based on management's credit assessment of the customer.

The Corporation has committed to invest $500,000 in the CSC Tax Credit Fund for the purpose of obtaining future tax credits. The investment funds will be used for the construction of low-income housing. The investment is non-interest bearing, and receipt of future tax credits are subject to the investee's fulfillment of requirements as set forth by the Indiana Housing Finance Authority. The Corporation expects to receive the investment principal in approximately 10-15 years. However, the receipt of the principal in the future is not guaranteed.

15. Fair Value of Financial Instruments

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximate those assets' fair values due to the short maturity of those assets.

Investment securities (including collateral mortgage obligations and stock in federal banks): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Deposits: The fair values disclosed for demand deposits, including interest-bearing and non-interest bearing accounts, passbook savings, and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

15. Fair Value of Financial Instruments (continued)

Security repurchase agreements: The carrying amounts of borrowings under repurchase agreements approximate their fair values due to variable interest rates.

FHLB advances: The fair value of FHLB advances are based upon discounted cash flows using rates for similar advances with the same maturities.

Subordinated debt: The carrying amounts of borrowings under subordinated debt approximate their fair values due to variable interest rates.

Capital securities: The fair value of the preferred capital securities are based upon discounted cash flows using rates for similar securities with the same maturities.

Off-balances-sheet instruments: Due to variable interest rates, the fair value of commitments to extend credit approximate the carrying value.

15. Fair Value of Financial Instruments (continued)

The estimated fair values of the Corporation's financial instruments at December 31 are as follows:

	2003		2002	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Assets				
Cash and due from banks	**$44,383,402**	**$44,383,402**	$ 45,889,548	$ 45,889,548
Federal funds sold	**20,502,386**	**20,502,386**	18,177,463	18,177,463
Reverse repurchase agreements	**15,000,000**	**15,000,000**	5,000,000	5,000,000
Investment securities available-for-sale	**115,862,372**	**115,862,372**	83,990,335	83,990,335
Investment securities held-to-maturity	**5,826,468**	**6,365,049**	30,092,736	30,982,156
Net loans	**589,033,148**	**598,495,968**	521,684,217	525,006,358
Stock in federal banks	**3,558,200**	**3,558,200**	3,401,500	3,401,500
Liabilities				
Deposits	**637,537,080**	**643,909,939**	544,342,520	546,351,117
Security repurchase agreements	**71,557,046**	**71,557,046**	74,273,774	74,273,774
FHLB advances	**42,000,000**	**43,781,955**	48,000,000	50,671,440
Subordinated debt	**2,000,000**	**2,000,000**	–	–
Capital securities	**13,500,000**	**15,290,047**	13,500,000	14,866,537
Off-Balance-Sheet Instruments				
Commitments to extend credit	–	–	–	–

16. Earnings Per Share

Basic net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares, nonvested stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents consist of common stock issuable under the assumed exercise of warrants and stock options granted under the Corporation's stock plans, using the treasury stock method. A computation of earnings per share follows:

	2003	2002	2001
Basic average shares outstanding	**2,343,460**	2,288,715	1,916,658
Net income	**$5,164,200**	$4,556,836	$3,370,043
Basic net income per common share	**$2.20**	$1.99	$ 1.76
Diluted			
Average shares outstanding	**2,343,460**	2,288,715	1,916,658
Nonvested restricted stock	**49,620**	48,300	27,600
Common stock equivalents			
Net effect of the assumed exercise of stock options	**89,919**	77,518	80,040
Net effect of the assumed exercise of warrants	**-**	14,581	149,521
Diluted average shares	**2,482,999**	2,429,114	2,173,819
Net income	**$5,164,200**	$4,556,836	$3,370,043
Diluted net income per common share	**$2.08**	$1.88	$1.55

17. Parent Company Financial Statements

The condensed financial statements of the Corporation, prepared on a parent company unconsolidated basis, are presented as follows:

Balance Sheet

	December 31	
	2003	2002
Assets		
Cash	$ 3,584,877	$ 7,313,809
Investment in subsidiaries	52,920,721	48,517,856
Other assets	732,942	395,564
Total assets	$57,238,540	$56,227,229
Liabilities and shareholders' equity		
Other liabilities	$ 642,136	$ 1,062,078
Subordinated debt	13,918,000	13,918,000
Total liabilities	14,560,136	14,980,078
Shareholders' equity	42,678,404	41,247,151
Total liabilities and shareholders' equity	$57,238,540	$56,227,229

Statements of Income

	Years ended December 31		
	2003	2002	2001
Interest income	$ 76,863	$ 65,119	$ 58,222
Interest expense	1,590,506	1,443,674	1,443,135
Other operating expenses:			
Unearned compensation amortization	396,092	282,494	206,343
Other expenses	305,923	316,483	285,162
Total other operating expenses	702,015	598,977	491,505
Net loss before tax benefit and equity in undistributed net income of subsidiaries	(2,215,658)	(1,977,532)	(1,876,418)
Tax benefit	817,343	782,338	756,260
Net loss before equity in undistributed net income of subsidiaries	(1,398,315)	(1,195,194)	(1,120,158)
Equity in undistributed net income of subsidiaries	6,562,515	5,752,030	4,490,201
Net income	$5,164,200	$4,556,836	$3,370,043

17. Parent Financial Statements (continued)

Statements of Cash Flows

	Years ended December 31		
	2003	**2002**	**2001**
Operating activities			
Net income	**$5,164,200**	$4,556,836	$3,370,043
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiaries	**(6,562,516)**	(5,752,030)	(4,490,201)
Income tax benefit from exercise of options & warrants	**456,013**	2,562,990	-
Stock compensation	**110,000**	109,918	110,000
Unearned compensation amortization	**396,092**	282,494	206,343
Decrease in other assets	**(337,378)**	(6,564)	49,019
Increase (decrease) in other liabilities	**(419,942)**	460,651	106,341
Net cash provided by (used by) operating activities	**(1,193,531)**	2,214,295	(648,455)
Investing activities			
Capital contribution to The National Bank of Indianapolis	-	(1,000,000)	(1,000,000)
Dividends from The National Bank of Indianapolis	**1,650,000**	650,000	-
Net cash (used by) investing activities	**1,650,000**	(350,000)	(1,000,000)
Financing activities			
Proceeds from issuance of stock	**869,146**	4,838,280	105,396
Repurchase of stock	**(5,054,547)**	(30,800)	(44,550)
Net cash provided by (used by) financing activities	**(4,185,401)**	4,807,480	60,846
Increase (decrease) in cash and cash equivalents	**(3,728,932)**	6,671,775	(1,587,609)
Cash and cash equivalents at beginning of year	**7,313,809**	642,034	2,229,643
Cash and cash equivalents at end of year	**3,584,877**	7,313,809	642,034

18. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2003 and 2002:

	March 31	June 30	September 30	December 31
2003				
Interest income	**$8,570,656**	**$8,690,207**	**$8,531,746**	**$8,767,532**
Interest expense	**2,989,800**	**3,063,213**	**2,932,884**	**2,964,023**
Net interest income	**5,580,856**	**5,626,994**	**5,598,862**	**5,803,509**
Provision for loan losses	**300,000**	**300,000**	**300,000**	**300,000**
Other operating income	**2,100,042**	**2,051,360**	**2,033,451**	**1,766,222**
Other operating expense	**5,238,174**	**5,378,333**	**5,190,847**	**5,176,952**
Net income before tax	**2,142,724**	**2,000,021**	**2,141,466**	**2,092,779**
Federal and state income tax	**845,898**	**794,561**	**846,068**	**726,263**
Net income after tax	**$1,296,826**	**$1,205,460**	**$1,295,398**	**$1,366,516**
Basic earnings per share	**$ 0.55**	**$ 0.51**	**$ 0.55**	**$ 0.59**
Diluted earnings per share	**$ 0.52**	**$ 0.48**	**$ 0.51**	**$ 0.57**
2002				
Interest income	$8,432,837	$8,761,125	$9,030,932	$8,870,406
Interest expense	3,825,423	3,633,413	3,432,602	3,170,139
Net interest income	4,607,414	5,127,712	5,598,330	5,700,267
Provision for loan losses	450,000	450,000	300,000	300,000
Other operating income	1,666,772	1,977,197	1,872,262	1,959,231
Other operating expense	4,559,236	4,543,060	5,055,581	5,294,193
Net income before tax	1,264,950	2,111,849	2,115,011	2,065,305
Federal and state income tax	509,484	837,032	838,048	815,715
Net income after tax	$ 755,466	$1,274,817	$1,276,963	$1,249,590
Basic earnings per share	$ 0.36	$ 0.54	$ 0.54	$ 0.55
Diluted earnings per share	$ 0.34	$ 0.51	$ 0.51	$ 0.52

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

KATHRYN G. BETLEY
Ms. Betley, a director, is the chairperson of the board, secretary and co-owner of Romancing the Seasons, a retail store located in Indianapolis. Ms. Betley also is chairperson of the board of Voluntary Enterprises, Inc., a subsidiary of Community Hospitals Foundation, Inc., which develops and manages surgery centers.

JAMES M. CORNELIUS
Mr. Cornelius, a director, is the non-executive chairman of the board of directors of Guidant Corporation, a leading cardiac and vascular medical device company.

DAVID R. FRICK
Mr. Frick, a director, is the executive vice president and chief legal and administrative officer of Anthem, Inc. (a health care management and health insurance company).

ANDRE B. LACY
Mr. Lacy, a director, is the chairman and chief executive officer of LDI, Ltd. (Limited Partnership) and its subsidiaries. Its various entities include: Lacy Distribution, Inc.; Major Video Concepts; Tucker-Rocky Distributing; Answer Products, Inc.; and FinishMaster, Inc.

G. BENJAMIN LANTZ, JR
Dr. Lantz, a director, was president of the University of Indianapolis from 1988 through May 1998. He is currently retired and serves as an independent consultant.

WILLIAM J. LOVEDAY
Mr. Loveday, a director, retired as the president and chief executive officer of Clarian Health Partners, Inc. in 2002.

MICHAEL S. MAURER
Mr. Maurer, the chairman of the board of the Corporation and the Bank, chief executive officer and fifty percent owner of IBJ Corp., a publishing company which owns *The Indianapolis Business Journal, The Court and Commercial Record, Indiana Lawyer, and Senior Beacon.*

MORRIS L. MAURER
Mr. Maurer is the president, chief executive officer and a director of the Corporation and the Bank.

PHILIP B. ROBY
Mr. Roby is the executive vice president, chief operating officer and a director of the Corporation and the Bank and is also the chief lending officer of the Bank.

TODD H. STUART
Mr. Stuart, a director, is vice president of Stuart's Household Furniture Moving & Storage, Inc., responsible for sales and daily operations.

DEBRA L. ROSS
Ms. Ross is the chief financial officer of the Corporation and the Bank.